Todd P. Zerega

Partner

412.560.7011

May 8, 2025

VIA EDGAR

Mr. Christopher D. Carlson, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Withdrawal of Exemptive Applications Filed by the Entities listed in Appendix A (the "Applicants"); SEC Accession Nos. 0001214659-24-020680, 0001214659-25-005349, and 0001214659-25-005334

Dear Mr. Carlson:

We are writing on behalf of our clients, WisdomTree Digital Trust (the "Trust") WisdomTree Securities, Inc. ("WisdomTree Securities" or the "Affiliated Dealer"), WisdomTree Digital Management, Inc., ("WisdomTree Digital Management" or the "Affiliated Adviser"), and WisdomTree Transfers, Inc., ("WisdomTree Transfers" or the "Affiliated Transfer Agent") (the Trust, WisdomTree Securities, WisdomTree Digital Management and WisdomTree Transfers collectively, the "Applicants") to respectfully request the withdrawal of the Applicants' application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for the purpose of the Commission granting an exemption from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and pursuant to Section 17(d) of the 1940 Act and under Rule 17d-1 of the 1940 Act permitting certain arrangements (the "Application"). The Application was originally filed with the Securities and Exchange Commission on December 18, 2024 (SEC Accession No. 0001214659-24-020680) and amended and restated on April 2, 2025 (SEC Accession No. 0001214659-25-005349). The Applicant respectfully requests that the Application be withdrawn and that the Securities and Exchange Commission take no furth action with respect thereto.

Because the Affiliated Transfer Agent is unable to make a 1940 Act filing through EDGAR, it will provide a copy of this Correspondence to the Staff via email.

If you have any questions, need any additional information or would like any clarification, please contact me at (412) 560-7011.

Very truly yours,

/s/Todd P. Zerega
Todd P. Zerega, Esq.

Appendix A

Entity	Filing Number
WisdomTree Digital Trust	812-15675
WisdomTree Securities, Inc.	812-15675-01
WisdomTree Digital Management, Inc.	812-15742
WisdomTree Transfers, Inc.	—